January 11, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:                             Hanger, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed on February 29, 2012

File No. 001-10670

Dear Mr. Rosenberg:

I am writing in response to your letter, dated December 21, 2012, in which you request supplemental information in connection with your review of the Annual Report on Form 10-K of Hanger, Inc. (the “Company” or “Hanger”) for the year ended December 31, 2011.  The requested supplemental information is set forth below under the text of the comments contained in your letter.

Consolidated Income Statement, F-6

1.              Please provide us proposed disclosure to be included in future periodic reports to include a separate line item on your consolidated income statement for a total costs and expenses applicable to sales as required by rule 5-03.2 of Regulation S-X.  In this regard, the line item cost of goods sold-materials appears to be only a component of the costs and expenses applicable to sales.

Response:

In response to the Staff’s comment, the Company respectfully advises that it has considered Rule 5-03.2 of Regulation S-X in determining the presentation of costs and expenses directly related to the revenues.  Rule 5-03.2 of Regulation S-X requires that the costs and expenses applicable to sales and revenues (i.e., tangible products, operating expenses of public utilities, rentals, services, other revenues) be stated separately on the face of the income statement.

The Company’s expenses are primarily generated by or incurred in support of our Patient-Care Services operations.  Such services are facilitated through Company owned and operated patient centers which design, fabricate, assemble, and fit custom orthotic and prosthetic (O&P) devices to patients.  The Company, in most cases, does not manufacture the component parts that are used in the fabrication and or assembly of the device. The product and the service components of the revenues derived from the sale of O&P devices are highly integrated and our business model is not structured to serve patients without our integrated service components.  Additionally, the revenues derived from the sale of O&P devices are reimbursed through all inclusive rates.

Hanger is a healthcare services company much like HealthSouth Corporation or Kindred Healthcare, Inc. who also present unclassified income statements. The only difference between our operations is that a product is part of our service. The only true general and administrative costs not applicable to sales that are incurred by the Company are those incurred at our corporate headquarters. Such costs were less than 5% of net sales for the first nine months of 2012 and are in our opinion not material.  We expect for these costs to remain immaterial in the future.  Rule 4-02 of Regulation S-X provides that if the amount which would otherwise be required to be shown with respect to any item is not material, it need not be separately set forth.  The combination of insignificant amounts is permitted.

The Company’s presentation of Cost of goods sold — materials, Personnel costs, Other operating expenses, and Depreciation and Amortization constitutes costs and expenses applicable to sales and revenues within the meaning of Rule 5-03.2 and also provides readers of the financials greater understanding and insight into the expenses and performance of the Company. The Company’s  presentation of these costs reflects the nature of our business and the relationship of these costs and expenses to our reported Revenue.  We do believe that the caption “Cost of goods sold — materials” is confusing and we propose that we reword the caption as “Material costs” in future filings to eliminate the confusion given the fact that we do not manufacture the product.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Note B-Significant Accounting Policies

Inventories, page F-10

2.              Please tell us how your policy of recording cost of goods — materials using the gross profit method for the patient-care services segment works including how this method interacts with your policy of recording inventory at lower of cost of market using the first-in, first-out method. Provide us an example with the journal entries. In this regard, it is not clear to us how your cost of goods — materials can be based on a gross profit method if you are adjusting to physical inventory at the end of the year, which presumably would result in inventory and cost of goods sold being on a first-in, first-out method.

Response:

Our Patient-care Services segment uses the gross profit method to estimate cost of materials between our annual physical inventories that are conducted as of October 31st each year. The annual inventory is compiled at the lower of cost or market using the first-in first-out method. We record any adjustment indicated as a result of the book to physical reconciliation in the fourth quarter annually and disclose the adjustments in the footnotes to our financial statements. The result of the annual physical inventory is used to establish a new materials rate as a percentage of sales for the ensuing year which is used at the end of each reporting period to estimate our costs of materials. In our 2011 Form 10-K filing the cost of materials for the last two months of the year was estimated based on the gross profit method using the new materials rate established by the October physical inventory. We also use other current factors in our judgment each quarter which influence the materials rate such as changes in the mix of sales, reimbursement increases or decreases or price increases or decreases negotiated with our vendors in applying the appropriate rate.

Between inventories we expense all purchases. We then apply the materials rate and record an entry to build or decrease our inventory on the balance sheet, as well as our cost of materials as appropriate after we have conducted the review of our sales and costs discussed previously. We have provided an example of the possible journal entries below.

1)             To record a build in inventory and a decrease in the materials rate:

Dr. Inventory                                                                                                                                               xxx

Cr. Cost of sales-materials                 xxx

2)             To record a reduction of inventory and an increase in the materials rate:

Dr. Cost of sales — materials                                                           xxx

Cr. Inventory                                        xxx

In reviewing our footnotes we do not currently disclose that the physical inventory is conducted on an interim date. We propose that we amend our disclosure in future filings to eliminate any confusion on that point as follows:

“We base the estimates used in applying the gross profit method on the actual results of the most recently completed physical inventory and other factors, such as sales mix and purchasing trends among other factors. Cost of goods sold—materials is adjusted once the annual physical inventory is taken as of October 31st, and the valuation is completed in the fourth quarter.”

The Company hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (512) 777-3600 if you have any questions regarding, or desire to discuss, the above supplemental information.

Sincerely,

/s/ George E. McHenry

George E. McHenry
Executive Vice President and Chief Financial Officer